SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 1, 2003

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE APRIL 30, 2003
NEWS RELEASE APRIL 29, 2003
SIGNATURES

Item	Page

Press Release of the Company dated April 30, 2003 announcing extended patent coverage for Theratope® Vaccine resulting from U.S. Patent Reissue for Carbohydrate Vaccine Program	3
Press release of the Company dated April 29, 2003 announcing the arrangement of a U.S. $5.5 million equity financing of common shares and warrants	5
Signatures	7

News Release
For Immediate Release

BIOMIRA RECEIVES EXTENDED COVERAGE FOR THERATOPE® VACCINE THROUGH
U.S. PATENT RE-ISSUE FOR CARBOHYDRATE VACCINE PROGRAM

EDMONTON, ALBERTA, CANADA — April 30, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that following examination of its re-issue application by the U.S. Patent and Trademark Office (USPTO), the Company’s U.S. patent 5,798,090 was re-issued (RE 38,046) with additional claims. These additional claims represent broader patent coverage in the area of therapeutic use of carbohydrate-based vaccines, as well as specific coverage for the use of carbohydrate vaccine formulations comprising such vaccines and adjuvants in cancer therapy.

“We are pleased that the USPTO concluded that we have the right to this additional coverage, which will last until 2015,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “We consider our patents to be one of our most important assets and it is our policy to aggressively pursue protection of our intellectual property. The granting of this patent fits with this strategy and enhances our enthusiasm as we move toward the final analysis and potential commercialization of our lead product candidate, Theratope® vaccine.”

Biomira and Merck KGaA of Darmstadt, Germany, completed enrolment in the Phase III Theratope clinical trial in metastatic breast cancer for 1,030 women at 120 clinical sites in 10 countries in March 2001. This Phase III trial is a double-blinded, randomized, controlled trial. The final analysis is event-driven and the timing is based on when the events occur. The events have been assessed during five Data Safety Monitoring Board reviews, and are occurring at a rate which is generally consistent with the trial’s statistical design. The final analysis is expected to occur in mid-2003.

In addition to the 1,030 women in the Phase III trial, more than 400 patients with adenocarcinomas have been treated with Theratope, mostly in Phase I and I/II trials.

Biomira is collaborating with Merck KGaA of Darmstadt, Germany on the development of Theratope and BLP25 Liposomal vaccine. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-more-

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director, Investor Relations 780-490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, the scope of patent coverage, the Company’s success in defending countervailing patent claims or challenges to the scope of its reissued patent, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

News Release
For Immediate Release

BIOMIRA ANNOUNCES U.S. $5.5 MILLION FINANCING

EDMONTON, ALBERTA, CANADA — April 29, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that it has arranged a U.S. $5.5 million financing with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. In respect of this financing, Biomira intends to file shortly in Canada a prospectus supplement to its April 30, 2002 Base Shelf Prospectus and in the United States a prospectus supplement to its April 30, 2002 F-10 Registration Statement. The financing is expected to close at the earliest opportunity.

The Company will be offering up to 4,824,561 common shares at an issue price of U.S.$1.14 ( which represents a 15% discount to the prior six day volume weighted average trading price of U.S.$1.35) and up to 814,815 warrants at an exercise price of U.S.$1.66 (each purchaser participating in the offering will receive warrants to purchase 0.169 common shares for every one common share purchased in the offering). The warrants will have a two year term from the closing date.

In connection with this offering, Biomira will also file its consolidated audited financial statements for the year ended December 31, 2002. The 2002 financial statements will be mailed to security holders on or about May 16, 2003. Any security holder entitled to receive the 2002 financial statements may obtain a copy from Biomira on request. Alternately, the 2002 financial statements may be accessed via SEDAR at www.sedar.com.

“Our shelf registration allows us to take advantage of a strengthening share price in a timely manner,” said Edward Taylor, Vice President Finance and Administration and Chief Financial Officer. “Our immediate goal is to attempt to ensure we have funds available to sustain the Company to the end of 2004, well beyond the final analysis of Theratope® vaccine, expected in the next few months.”

“We are extremely hopeful of a successful final analysis of Theratope® vaccine in mid 2003, and we are preparing our business plan with that goal in mind. However it is prudent business practice and we owe it to our shareholders to prepare for any eventuality from the Phase III clinical trial,” said Alex McPherson, MD, PhD, President and CEO. “As opportunities such as this arise, we will take advantage of them as appropriate, to strengthen our cash position for the future.”

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-more-

Biomira Company Contacts:

Edward Taylor Vice President Finance and Administration/CFO 780-490-2806	Jane Tulloch Director Investor Relations 780-490-2812

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: May 1, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance